FOIA Confidential Treatment Request

Katherine R. Kelly
Vice President & Assistant General Counsel

345 Park Avenue	New York, NY 10154-0037
Tel 212-546-4852	Fax 212-605-9475
katherine.kelly@bms.com

August 7, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                          Bristol-Myers Squibb Company

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 13, 2015

File No. 001-01136

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated July 8, 2015 regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2014 (“2014 Form 10-K”) of Bristol-Myers Squibb Company (the “Company” or “BMS”).  For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

We request, pursuant to the provisions of 17 C.F.R. §200.83, that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. §552) be afforded to the redacted portions of BMS’ Appendix A bearing the confidential treatment request identification code number BMS CTR 08/07/15 -1 (the “Confidential Materials”).  The Confidential Materials are marked with bracketed asterisks (“[***]”), and with the confidentiality legend required by Rule 83.  BMS believes that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality.  If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that we be promptly notified of any such request and furnished with a copy.

Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

Confidential treatment requested by Bristol-Myers Squibb Company of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment.  Please address any notifications of a request for access to such documents to the undersigned.

Form 10-K for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

Note 3. Alliances

AstraZeneca, page 68

1.                 Please provide us a) a description of each component included in and b) a full analysis of your accounting treatment of your February 2014 termination of the alliance agreements and sale of the diabetes business. Include reference to authoritative literature supporting your separation, allocation, recognition and classification of the various components. Also provide in your response your supporting computations including those supporting the composition and allocation of the $3.8 billion consideration and the gain on sale of $536 million.

Prior to the diabetes business divestiture that is the subject of the Staff’s question, BMS had an alliance with AstraZeneca (“AZ”) consisting of three worldwide co-development and commercialization agreements covering (1) Onglyza and related combination products sold under various names, (2) Farxiga and related combination products and, (3) beginning in August 2012, after BMS’s acquisition of Amylin Pharmaceuticals, Inc. (“Amylin”), Amylin’s portfolio of products including Bydureon, Byetta, Symlin and Myalept, as well as certain assets owned by Amylin, including a manufacturing facility located in West Chester, Ohio.  Both parties provided substantial active participation in the collaboration and shared equal rights in many aspects; however BMS was responsible for the supply of the product and was the principal in the end customer sale in substantially all markets.

In late 2013, we made the strategic decision to terminate the alliance arrangement and sell the diabetes business to AZ in order to further accelerate the evolution of our company into a leading specialty care biopharmaceutical company. Below we have summarized the key terms of the transaction, including a description of each component.  Following our description of the transaction, we have summarized our accounting analysis with reference to the authoritative literature supporting our separation, allocation, recognition and classification of the various components.  The Appendix to this letter includes supporting computations for the composition and allocation of the consideration we received in connection with the transaction as requested by the Staff.

Description of the Transaction

The transaction involved the divestiture of the diabetes business to AZ, and the termination of the existing collaboration agreements, for a $2.7 billion payment at closing,

Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

$800 million for contingent approval milestones, $600 million for contingent sales-based milestones for various cumulative net sales thresholds through 2019, annual royalty payments through 2025 and $225 million if and when certain assets are transferred to AZ (the transfer of the diabetes business in China to AZ was delayed until we received consent from our joint venture partners and the transfer of the Mt. Vernon, Indiana manufacturing facility was delayed so that BMS could relocate non-diabetes manufacturing processes).  In connection with the agreement the parties also entered into a supply agreement and a development agreement.  Each of the components of the transaction is described more fully below.

Diabetes business – We sold to AZ the shares of Amylin (resulting in the transfer of all underlying assets and liabilities of Amylin) as well as all assets relating to Onglyza and Farxiga, including intellectual property rights, applicable contracts and certain inventories1.  As part of the sale, approximately 3,400 employees were transferred to AZ.

Supply agreement – We and AZ entered into a supply agreement, which provides AZ an option to purchase Onglyza and Farxiga products at various stages of completion from BMS’s manufacturing facilities for up to six years.  There are no long-term fixed purchase obligations, only short-term commitments or requirements tied to world-wide demand as determined by AZ.  Product pricing is at BMS cost. The expected aggregated cost to be incurred under this arrangement is approximately $600 million.

Development agreement – The parties agreed that BMS would continue to perform certain pre-determined development activities (“R&D services”) over a three-year period, primarily comprising clinical programs that BMS was leading during the alliance arrangement as well as certain other studies. The expected aggregated costs to be incurred under this agreement are approximately $450 million.  The costs include third party clinical grants, supplies and BMS personnel costs to oversee or perform the work.  Although BMS is performing the activities, AZ has ultimate decision making for the work to be performed.  BMS is not directly compensated for providing these services.  Instead, royalties on AZ’s net sales through 2016 are intended to offset the expected costs incurred by BMS during the development period.

Mt. Vernon, Indiana manufacturing facility – The primary operations at the facility are bulk tablet production for world-wide supply of certain products and to a lesser extent, bottle packaging for U.S. markets and export.  The bulk tablet production includes diabetes-related products such as Onglyza and Farxiga, as well as other non-diabetes-related products such as Baraclude, Daklinza, Reyataz and Sprycel.  Approximately 78% of this production is dedicated to the diabetes-related products.  Personnel at the site include approximately 575 full-time employees and 75 temporary contract employees typically used for flexible direct labor.  Contractual consideration for the transfer of the facility is $140 million, of which $40 million was included in the initial consideration paid during the closing of the diabetes divestiture in February 2014 and $100 million will be payable when the facility and personnel are transferred in the third quarter of 2015.

1The divestiture occurred in the first quarter of 2014, except for the business conducted in China which was transferred to AZ later in the year after receiving consent from our joint venture partners.

Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

Analysis of Accounting Treatment

In determining the appropriate accounting treatment, we identified two key questions:

1)           Did the set of activities that were transferred to AZ meet the definition of a business?

2)           How should BMS account for the components of the transaction?

Consideration of whether the transferred activities represent a “business”:

In evaluating whether the transferred set of activities met the definition of a business, we considered the definition included in the Master Glossary of ASC 805 as well as guidance included in ASC 805-10-55-4 through 9, which specifically defines a business as the following:

“A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

“55-4 A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.             Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.            Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.             Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

We concluded that the integrated set of activities transferred to AZ met the definition of a business as it was capable of being managed for purposes of providing a return to investors,

Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

and included all inputs and processes necessary to create outputs.  For example, the sale included several inputs (intellectual property related to all of the diabetes products, the manufacturing facility for the Amylin products, the right to manufacture Onglyza and Farxiga and a supply agreement), all required processes to operate as a business (including the workforce necessary to develop and execute business strategy, operational processes and resource management processes), and the ability to generate outputs (including sales of diabetes products to customers).

We considered whether our supply and development obligations suggested that there were significant inputs or processes that did not transfer to AZ.  However, ASC 805-10-55-5 indicates that a business need not include all of the inputs or processes that the seller used in operating the business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.  We concluded that AZ acquired the rights to operate the diabetes business, including the ability to direct the supply and development activities of BMS as a vendor to AZ.  Additionally, AZ has the contractual ability to identify other third parties who could provide manufacturing and supply services as well as development services, such that even if one were to view the supply and development services as missing inputs or processes, AZ would be able to operate the diabetes business absent BMS’ continuing involvement.

Accounting for the components of the transaction

As noted above and discussed further below, the consideration that AZ will pay BMS in connection with the transaction is attributable to components other than just the disposition of the global diabetes business (e.g., the supply agreement, development agreement and commitment to transfer the Mt. Vernon facility).

ASC 360-10-40-5 provides recognition and measurement guidance for assets/liabilities classified as held for sale and further indicates that a gain or loss not previously recognized that results from the sale of a long-lived asset (disposal group) should be recognized on the date of sale.  This guidance, however does not address recognition and measurement when there are other elements in the arrangement.  As a result, we concluded that we should apply other authoritative GAAP by analogy as suggested by ASC 105-10-5-2.  We believe the guidance under ASC 605-25, Revenue Recognition-Multiple Element Arrangements, is a source of authoritative GAAP for multiple element arrangements that can be applied by analogy to multiple element arrangements that are not entirely revenue-related.  The analogy to ASC 605-25 is further supported in a speech by Eric West, Associate Chief Accountant, Office of the Chief Accountant of the Commission, at the 2007 AICPA National Conference on Current SEC and PCAOB Developments.  The speech supported the view that it is acceptable to look to the separation and allocation guidance in ASC 605-25 outside of revenue arrangements.

We identified the following as the elements requiring separation as they each require distinct performance by BMS or require BMS to deliver something of value to AZ, and with the exception of the Company’s obligation to provide research and development under the development agreement, BMS will be entitled to incremental consideration upon delivery or performance of each element:

Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

•                 Global diabetes business

•                 Supply agreement

•                 Development agreement

•                 Mt. Vernon manufacturing facility

In identifying these elements, we gave specific additional consideration to whether each component of the transaction had stand-alone value based on the principles in ASC 605-25-25-5.  We concluded that the initial transfer of the diabetes business provided AZ the rights and ability to operate the business on a stand-alone basis.  The ability to operate the business was not contingent or dependent upon the performance of BMS to fulfill its remaining undelivered obligations as other market participants or AZ could have provided the supply or R&D services.  BMS could have sold the business on a stand-alone basis without the other elements and the other elements were not essential to the operation of the global diabetes business. Similarly, we concluded that the supply agreement, the development agreement and the Mt. Vernon manufacturing facility each had stand-alone value.

Allocation of Consideration

For multiple element arrangements, ASC 605 requires consideration to be received under the contract to be allocated at the inception of the arrangement based on their relative selling prices.  The relative selling price analysis results in assigning a pro-rata percentage to each deliverable in the arrangement representing its proportional share of total arrangement value.  As vendor specific objective evidence or third party evidence of selling prices did not exist, we used our best estimate of selling prices (“BESP”).  The estimated selling prices were determined with the assistance of a third-party appraisal firm and included a valuation of the business using a traditional income approach based on future cash flows, expected pricing for the products under the supply agreement and services included in the development agreement if they were sold on a stand-alone basis using market participant assumptions, and an appraised value for the Mt. Vernon facility.

With respect to the supply agreement, we included only the significant incremental discount (as opposed to the entire supply agreement) in our relative selling price analysis because the arrangement provides AZ with the right (but not the obligation) to future purchases of product from BMS for an amount below market value (i.e., cost).  In essence, BMS is providing AZ with an in-the-money option to purchase product at a significant and incremental discount.

On the other hand, for the development agreement, we concluded that the full value of the services provided under the agreement should be considered in our relative selling price analysis because the agreement represents a contractual obligation to perform specified services for which BMS will not be directly compensated pursuant to the terms of the contract.  In other words, any consideration that BMS receives is contingent on something other than the R&D services being provided; in this case, royalties based on product sales to third-party customers.  Consequently, we concluded that the BESP for the R&D services should include the total amount of consideration that would be received if this were a stand-alone contract (i.e., what

Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

BMS would charge a third party on a standalone basis to perform the committed R&D services).

We set forth our computations supporting the allocation of consideration in Appendix A.

Recognition of Consideration

After identifying the elements of the arrangement and allocating consideration based on their relative selling prices, we then considered the points at which such consideration should be recognized, particularly because a significant portion of the overall consideration is contingent upon future events (i.e., as previously noted, $800 million for contingent approval milestones, $600 million for contingent sales-based milestones for various cumulative net sales thresholds through 2019, annual royalty payments through 2025 and $225 million if and when certain assets are transferred to AZ).

With respect to the transfer of the global diabetes business, we concluded that it was necessary to apply the deconsolidation guidance in ASC 810-10-40-5 upon closing of the transaction to determine the gain or loss on disposition.  The Emerging Issues Task Force (the “Task Force” or “EITF”) discussion of EITF Issue No. 09-4, “Seller Accounting for Contingent Consideration,” noted two alternatives to account for contingent consideration related to the sale of a business.  The first alternative is to include the fair value of any consideration (including contingent consideration) under the ASC-810-10-40-5 model.  The second alternative is to not account for the contingent consideration until after the contingency is resolved under an ASC 450 model. The Task Force did not reach a consensus on this Issue, and consequently we understand that companies should adopt an accounting policy for the initial and subsequent measurement of consideration in these arrangements.  We elected an accounting policy to account for the contingent consideration under the ASC 450 model.  As a result, contingent consideration is not included in earnings or the allocation of proceeds until it is either received or contractually payable.

Regarding the other elements of the arrangement, each is recognized in earnings as performance occurs over time or as delivery is made at a point in time.  We further observed that in the context of revenue arrangements, ASC 605-10-S99 precludes the recognition of revenue for contingent fees prior to the resolution of the contingency as such fees are not considered fixed or determinable.  Given the lack of authoritative guidance on accounting for contingent revenue, we understand that practice has emerged whereby entities generally follow one of three methods, which are commonly referred to as (1) straight-line based on total estimated revenues, (2) prospectively after payments are received, or (3) cumulative catch-up once payments are received with the remainder recognized prospectively.  We adopted a recognition method consistent with this third alternative, which we believe most appropriately reflects the nature of the obligations performed under these other elements.  Any initial noncontingent payment is deferred and recognized over the service or delivery period.  A measure of progress toward completion is computed and applied against the initial noncontingent payment.  When a contingent payment becomes due, the relative selling price allocation established at the onset of the transaction is used to determine the allocation of the

Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

contingent payment to each element of the arrangement.  The allocated portion of the contingent payment equal to the amount of progress towards completion of that element is then recognized, with the remaining portion added to the remaining deferred revenue from the initial noncontingent payment plus any previous contingent payments, and amortized as additional progress towards completion is achieved.

Using this separation, allocation, and recognition method, the gain on sale of the business was recognized upon transfer of control of the business to AZ in 2014 and included in other income.  The portion of the gain realized from royalties subsequently received are immediately recognized in the statement of operations and separately presented in the footnote disclosures to provide enhanced transparency as this income is expected to continue in future periods. Proceeds allocated to the discount embedded in the supply agreement are deferred and amortized over the six-year term and included as alliance revenue as it relates to the sale of commercial products in accordance with the Company’s policy. Proceeds allocated to the development agreement are also deferred and amortized over its three-year term and included in other income as these services are not considered part of BMS’s ongoing major or central operations.  Proceeds allocated to the Mt. Vernon facility are deferred and will be included in the gain / loss calculation upon the transfer of the facility to AZ in the third quarter of 2015.

Supporting Computations

We include in Appendix A computations supporting the composition and allocation of the consideration and gain. Contingent consideration accounted for in the year ended December 31, 2014 included $700 million of approval milestones and $235 million of royalties.  No sales-based milestones were triggered in 2014. In addition, $125 million of consideration was accounted for in 2014 upon the transfer of the China business during the third quarter.  The net assets of diabetes business included an allocation of enterprise wide goodwill, deferred taxes attributed to the inside tax basis of Amylin and deferred income attributed to the collaboration between BMS and AZ prior to the divestiture.  Goodwill was allocated based on the relative fair value of the diabetes business being divested and the portion of the remaining fair value of BMS in accordance with ASC 360.

Note 4. Acquisitions, page 77

2.                 You state that you acquired no significant processes in your April 2014 acquisition of all of the outstanding shares of iPierian, Inc. Please provide your analysis supporting this conclusion and that this was not an acquisition of a business. Refer to ASC 805-10-55-4 through 9. Also provide us a similar analysis with respect to your April 2015 acquisition of all of the outstanding shares of Flexus Biosciences, Inc., which is expected to be accounted for as an asset acquisition as is disclosed in Note 18 to your financial statements included in your March 31, 2015 Form 10-Q.

We concluded that the acquisitions of both iPierian, Inc. (“iPierian”) and Flexus Biosciences, Inc. (“Flexus”) were asset acquisitions and not business combinations after considering the definition of a business included in the Master Glossary of ASC 805 as shown

Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

in our response to the Staff’s Comment 1, as well as guidance included in ASC 805-10-55-4 through 9.  As described more fully below, our conclusion was based on the limited inputs that were acquired, lack of employees or organized workforce transferred, lack of substantive processes acquired, early stage of development of the underlying compounds held by the acquired entities, lack of evidence of goodwill, and industry practice.

Limited inputs acquired.

Although BMS acquired all of the capital stock of both early stage development companies, very few inputs were acquired other than their lead preclinical assets: iPierian’s IPN007 (an innovative pre-clinical monoclonal antibody targeting Tau dysfunction for certain neurodegenerative diseases) and Flexus’s F001287 (an IDO1 Inhibitor intended to inhibit the IDO enzyme and help the immune system attack solid cancer tumors more effectively).  These assets consisted primarily of the underlying formulations, test results and related patents that provide intellectual property protection.  The Flexus acquisition also included what was referred to as an IDO / TDO discovery program consisting solely of a library of other compounds that are inputs.  No other meaningful tangible or intangible assets were acquired other than future tax benefits attributed to federal and state net operating loss carry forwards.

No employees or organized workforce transferred.

No employees of either company were transferred to BMS.  In fact, iPierian did not have any employees as they were previously transferred out to one of its affiliates in 2013 along with other assets, leaving iPierian only with the Tau-related preclinical program. Approximately five full-time employees of the affiliate provided preclinical services to iPierian through consulting arrangements.  A short-term transition service arrangement was entered into with those employees to assist BMS with technology and data transfer and to facilitate a smooth transition. Flexus had approximately six full-time employees.  Prior to the acquisition of Flexus, its employees and all non-IDO/TDO assets including those related to its existing Phase I inhibitor programs, early stage immunotherapy programs, and facilities were transferred to a newly formed entity that was not acquired by BMS.

No substantive processes acquired.

No substantive processes were transferred to BMS. The two preclinical assets of both companies were inputs and did not have the ability to create outputs on their own without combining them with other inputs and substantive processes, all of which would have to be provided by BMS’s existing infrastructure and processes.  Neither company had the capability or infrastructure for late stage development, commercialization, supply chain management, manufacturing, or business development to support the production of outputs.

Although a third party contract manufacturer will continue to provide the clinical supply of iPierian’s IPN007 in toxicology studies and future Phase I clinical studies, the clinical manufacturing service provider does not have the capabilities to generate sufficient clinical supply through all phases of clinical development, nor could they manufacture on a scale

Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

necessary for commercial use. No contract manufacturing organizations (“CMO”) or contract research organizations (“CRO”) contracts of Flexus were transferred to BMS.

Although ASC 805-10-55-5 states: “a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes,” the breadth and magnitude of missing processes listed above, as well as the lack of any strategic planning, operational or resource management processes in place, would preclude these transactions from being considered businesses.

Low likelihood of being capable of generating a return (both were early-stage development companies).

The assets of both companies were in an early stage of development and Phase I clinical programs had not yet commenced.  The probability of ultimate regulatory approval is typically 10% or less for investigational compounds in Phase I programs (i.e., there is a very low likelihood of these programs generating a return).  Any return on initial investments would not likely begin to occur until after regulatory approval early in the next decade, if ever.  We believe that product candidates closer to regulatory approval (Phase III compound vs. Phase I compound) are more likely considered a business as there is a higher likelihood that the integrated set of acquired activities would be capable of generating a return or that substantive processes would exist.

Although BMS or any other market participant could potentially monetize the preclinical assets by out-licensing to a third party prior to regulatory approval, this situation is unlikely as market participants would typically continue clinical development through to FDA approval and market the product.

We also considered the guidance in ASC 805-10-55-7, which notes that an integrated set of activities and assets in the development stage might not have outputs and that other factors should be considered to determine whether the integrated set is a business.  Although both companies had begun developing the assets, they were at a very early stage as indicated above and they were not pursuing a plan to produce outputs.  Although both companies had a few employees or access to consultants, they were not transferred to BMS nor do we believe that a marketplace participant would have retained the services of these employees.  BMS did not acquire in either transaction a platform or process capable of generating new antibodies or investigational compounds.  Neither company was pursuing a plan to produce outputs nor would they be expected to obtain access to customers to purchase approved products given the size and capability of their organizations.

We also considered the guidance in ASC 805-10-55-8, that it is not relevant whether the seller operated the set as a business but whether the integrated set of activities are capable of being managed and operated as a business by a market participant.  As previously indicated, the extent and magnitude of missing elements (inputs and processes not acquired) led us to conclude that the set of activities were not capable of being managed and operated as a business.

Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

No evidence of goodwill.

Although a business does not need to have goodwill as stated in ASC 805-10-55-9, we did not identify any evidence of goodwill in either transaction, such as an organized workforce or company specific synergies.

Consistent with industry practice.

We believe our conclusion is consistent with industry practice.  Entities that acquire or in-license early-stage compounds with no substantive process transferred generally treat these transactions as asset acquisitions.

Note 19. Pension, Postretirement and Postemployment Liabilities, page 94

3.                 Please refer to your 2014 weighted-average assumptions used to determine benefit obligations. Tell us:

•                 how you determined the “rate of compensation increase” of .8%;

•                 why you believe it is appropriate;

•                 why it decreased 1.5 percentage points from the 2.3% in 2013; and

•                 the effect that the change in this assumption had on your benefit obligations.

Significant actuarial assumptions are evaluated and selected after considering future expectations, historical experience and consultation with our actuaries. The 1.5 percentage point decrease in the weighted average rate of compensation did not result from a change in assumption but rather how the rates were weighted for presentation purposes. Our weighted average of actuarial assumptions is significantly influenced by our U.S. plans which comprise over 70% of the consolidated benefit obligations at December 31, 2014.  As previously disclosed in prior Form 10-Ks, the U.S. pension plans were amended in 2009 to eliminate the crediting of future benefits relating to service. Salary increases were considered for an additional five-year period (through the end of 2014) in determining the benefit obligation related to prior service.  No further increases were included in measuring the obligation at December 31, 2014.  In calculating the weighted average rate of compensation increase for disclosure purposes, we weighted the salary growth factors based on the ratio of each individual plan obligation to the consolidated plan obligations which reduced the weighted average rate because the U.S. plan was zero. This had no effect on the valuation of benefit obligations, since the assumed salary increases were factored into the measurement of the benefit obligations by our actuaries.

In connection with these responses, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in

Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President & Assistant General Counsel

cc:      Alan J. Lacy, Chair of the Audit Committee, Bristol-Myers Squibb Company

Giovanni Caforio, Chief Executive Officer, Bristol-Myers Squibb Company

Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company

Sandra Leung, General Counsel and Secretary, Bristol-Myers Squibb Company

Joseph C. Caldarella, Senior Vice President and Controller, Bristol-Myers Squibb Company

Robert Owens, Vice President and Assistant Controller, Bristol-Myers Squibb Company

Confidential treatment requested by Bristol-Myers Squibb Company

Confidential Treatment Requested by BMS for the following bracketed information

Code Number BMS CTR 08/07/15 - 1

[***]

*** Portions of the information requested by the Staff in Comment 1 are confidential.  Accordingly, the confidential information has been redacted pursuant to Rule 83, and the company’s complete response is provided supplementally to the Staff in hard copy only.

Appendix A

Diabetes Business Divestiture
Gain Calculation
December 31, 2014
($ millions)

Components of Proceeds:

Closing payments	2,698

China payments	125

Farxiga milestone approval payments	700

Contingent royalty payments	235

Working capital and other adjustments	62

Total proceeds	3,820	A

Proceeds Allocation:

			Allocation
	BESP	%	Of Proceeds

Supply arrangement (significant and incremental discount)	[***]	1.63%	62

Development agreement	[***]	6.63%	253

Manufacturing facility	[***]	4.61%	176

Diabetes business (including China)	[***]	87.13%	3,328	B

Total	[***]	100.00%	3,820	A

Net assets of Diabetes business:

Property, plant and equipment (Amylin)	702

Goodwill	600

Other intangible assets	5,689

Deferred income	(3,671)

Deferred taxes (Amylin)	(821)

Other net assets	76

Net assets	2,575	C

Gain Calculation:

Proceeds allocated to business divestiture	3,328	B

Transaction fees	(27)

Net proceeds	3,301

Net assets	2,575	C

Gain (included in other income)	726	D

Gain presentation in footnote:
Gain on sale of business	536
Royalties	192
Rounding / Other	(2)
Gain	726	D